EXHIBIT 4.1
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of Ark Restaurants Corp. (the “Company,” “we,” “us,” or “our”) is based upon the Company’s certificate of incorporation (as amended, the “Charter”), the Company’s bylaws (the “Bylaws”) and the applicable provisions of the New York Business Corporation Law (“NYBCL”). We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Pursuant to our Charter, our authorized capital stock consists of 11,000,000 shares, of which 10,000,000 is voting Common Stock, $0.01 par value per share (“Common Stock”), and 1,000,000 is Preferred Stock, $0.01 par value per share (“Preferred Stock”).

Common Stock

Authorization. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Dividend Rights. Subject to preferences that may apply to any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends out of assets legally available at the time and in the amounts that the Board of Directors of the Company (the “Board”) may determine from time to time.
Liquidation Rights. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock.

Other Rights and Preferences. Our Common Stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Preferred Stock

Our Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series. The Board is able, without stockholder approval, to issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects.

We currently have no Preferred Stock issued or outstanding.

Provisions of New York Law and Our Charter and Bylaws

Certain provisions of New York law and of our Charter and Bylaws could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. The provisions described below, and the Board’s right to issue shares of our Preferred Stock from time to time in one or more classes or series without shareholder approval, as described above, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Stockholder Meetings. A special meeting of our shareholders may be called by the Board or, subject to the control of the Board, by the President. Any action required or permitted to be taken by a vote of our shareholders may be taken without a meeting by written consent, except that such written consent must be signed by the holders of all of the shares entitled to vote thereon.

New York anti-takeover law. We are subject to certain “business combination” provisions of Section 912 of the NYBCL and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Exchange Act. Section 912 provides, with certain exceptions, that a New York corporation may not engage in a “business combination” (e.g., merger, consolidation, recapitalization or disposition of stock) with any “interested shareholder” for a period of five years from the date that such person first became an interested shareholder unless the business combination or the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder. No New York corporation may engage at any time in any business combination with an interested shareholder other than (i) a business combination that is approved by the board of directors of the corporation prior to that person becoming an interested shareholder, or where the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (ii) a business combination that is approved by a majority of the outstanding stock not held by the interested shareholder or an affiliate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder’s stock acquisition date; or (iii) the business combination that meets certain valuation requirements for the consideration paid. An “interested shareholder” is defined as any person who (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (b) is an affiliate or associate of a corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. The “stock acquisition date,” with respect to any person and any New York corporation, means the date that such person first becomes an interested shareholder of such corporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “ARKR.”